

**Southwestern Energy
Company**

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY PROVIDES OPERATIONAL UPDATE

Gross Production from Fayetteville Shale Rises to Approximately 70 MMcf/D; Company Increases 2006 Capital Investment Program by 11%; New Successful Pilots Extend Productive Area to the East

Houston, Texas – October 23, 2006...Southwestern Energy Company (NYSE: SWN) today announced that gross production from the company's wells in the Fayetteville Shale has now reached approximately 70 MMcf per day, up from approximately 50 MMcf per day at August 1, 2006 and is expected to increase to approximately 100 MMcf per day by year-end. The company currently has 14 rigs working in the play area, up from 10 rigs at July 31, 2006, and plans to have 19 rigs running in the play by year-end.

"Several positive events have occurred in the Fayetteville Shale play during the third quarter," stated Harold M. Korell, President and Chief Executive Officer of Southwestern Energy. "We have proven up more of the acreage, successfully testing an additional four pilot areas, one of which extends our productive region by approximately six miles to the northeast. In addition, our horizontal wells continue to perform well."

Southwestern announced today that it increased its projected capital investments for 2006 to $925.0 million, up approximately 11% from the $830.1 million capital program announced in December 2005. The increased amount includes projected capital expenditures of $865.0 million for the company's E&P segment, up from approximately $770.3 million. The increase is attributable to the company's Fayetteville Shale play and is primarily related to changes during the year in the company's fracture stimulation practices, higher service costs, increased outside-operated activity and costs related to previously disclosed purchases of land drilling rigs.

Southwestern invested a total of $577.9 million in its E&P program during the first nine months of 2006, compared to $323.3 million in the first nine months of 2005. During the first nine months of 2006, the company participated in 273 wells, 132 of which were successful, 134 were still in progress and seven were dry at September 30, 2006, for a 95% success rate through the first nine months of 2006.

Fayetteville Shale Play - In the first nine months of 2006, Southwestern invested approximately $221.8 million in its Fayetteville Shale play, which includes $175.3 million to spud 142 wells, $22.2 million for leasehold, $5.2 million for seismic expenditures, and $19.1 million for other capitalized expenses. Through October 19, 2006, Southwestern has drilled and completed a total of 128 wells in the Fayetteville Shale play, of which 76 are

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designated as horizontal wells. The wells are located in 25 separate pilot areas located in eight counties in Arkansas. Of the 76 horizontal wells, 71 are currently producing. In addition, 97 wells were in the drilling or completion phase at October 19, 2006, including 46 wells which had been drilled through the vertical section with a smaller rig and will be re-entered with a larger rig capable of drilling the horizontal section.

Southwestern produced 3.8 Bcf in the third quarter from the Fayetteville Shale, up from 1.8 Bcf in the second quarter. The company's gross production rate has now reached approximately 70 MMcf per day. At October 19, 2006, the company had an inventory of 27 wells waiting on completion compared to 12 wells at July 31, 2006. Southwestern currently has two completion crews operating in the area and has entered into supply arrangements with strategic partners to have up to five crews in the area by the end of the first quarter of 2007. The graph below provides gross production data from the Fayetteville Shale play.



Earlier in the year, the company moved away from completing wells using nitrogen foam fracture stimulations in favor of larger slickwater and cross-linked gel stimulations, based upon the improved well performance experienced with those treatments. Through October 19, 2006, the company had performed 49 slickwater or cross-linked gel fracture stimulation treatments on horizontal wells currently on production. The average initial production test rate for these 49 wells was 1.7 MMcf per day. The average rate for 42 wells that had been on production after 30 days was 1.5 MMcf per day and the average rate for 23 wells that had been on production after 90 days was 1.4 MMcf per day. Current production information for the company's slickwater and cross-linked wells are as follows:

	Well Name	Field	County	AOGC Form 3 Production Rate (Mcfpd)	Highest Production Rate (Mcfpd)	30-Day Production Rate (Mcfpd)	90-Day Production Rate (Mcfpd)	Production Rate at October 19, 2006 (Mcfpd)	Days on Production
1	McNew 4-2H	Gravel Hill	Conway	1183	1513	1134	935	458	368
2	McNew 5-2H	Gravel Hill	Conway	1018	1109	1036	845	638	229
3	Cassell 2-20H	Scotland	Van Buren	1804	1804	1502	1218	937	205
4	Boy Scouts 1-11H	Cove Creek	Faulkner	1254	1478	1336	1008	1056	200
5	Lieblong 1-15H	Cove Creek	Faulkner	804	927	870	772	617	188
6	Black 1-21H	Scotland	Van Buren	2034	2716	2531	1674	1280	184
7	Edwards, J 2-36H	Cove Creek	Faulkner	1738	1910	1800	1533	984	170
8	Harmon 1-13H	Cove Creek	Faulkner	857	857	617	463	450	168
9	Anadarko 1-11H	Gravel Hill	Conway	3627	3913	3447	2557	1985	157
10	Carr Trust 1-10H	Gravel Hill	Conway	1234	1706	1098	749	618	152
11	Evans 2-32H	Gravel Hill	Van Buren	1140	2879	2463	1991	1641	142
12	Evans 1-32H	Gravel Hill	Van Buren	2560	2814	2558	2182	1806	139
13	Anthony Trust 1-9H	Gravel Hill	Conway	2619	2619	1031	695	953	138
14	McGee 2-35H	Cove Creek	Faulkner	2565	2565	1200	830	657	129
15	Bryant 2-12H	Cove Creek	Faulkner	2702	2814	1947	1184	1052	126
16	Russell 1-33H	Gravel Hill	Van Buren	1145	2928	2635	2243	2051	117
17	Grills 1-31H	Gravel Hill	Van Buren	1319	2010	1880	1610	1509	114
18	Scroggins 2-14H	Cove Creek	Faulkner	1420	1424	1100	780	712	112
19	Guinn 1-6H	Gravel Hill	Conway	1924	2568	2011	1604	1482	112
20	Grills 2-31H	Gravel Hill	Van Buren	2734	3986	3868	2758	2618	103
21	Guinn 2-6H	Gravel Hill	Conway	2344	3040	2964	2036	1931	103
22	Carr Trust 2-10H X	Gravel Hill	Conway	1856	1856	1391	1018	965	100
23	Anthony Trust 2-9H	Gravel Hill	Conway	1274	1297	923	734	714	98
24	Wallace 1-5H	South Rainbow	Conway	1718	2289	2014		1883	89
25	Anadarko 2-11H	Gravel Hill	Conway	988	988	773		644	83
26	Brown 1-31H	Cove Creek	Van Buren	1140	1415	1201		721	83
27	Wallace 2-5H	South Rainbow	Conway	1500	1752	1433		1629	83
28	Dowdy 1-25H	Gravel Hill	Van Buren	1143	1200	1013		612	80
29	Jameson 1-15H	Cove Creek	Faulkner	2887	2887	2016		1551	76
30	Bryant Hall 2-4H	Southeast Rainbow	Conway	677	746	736		688	73
31	Flowers 1-3H	South Rainbow	Conway	1456	1460	1229		1029	71
32	Miller Heirs 2-10H	Cove Creek	Faulkner	1450	1450	717		580	64
33	Sneed 2-31H	New Quitman	Cleburne	650	679	441		389	59
34	Hefley 1-12H	Sharkey	White	1649	1828	1266		1127	53
35	Russell 2-33H	Gravel Hill	Van Buren	1002	1002	644		561	52
36	Boy Scouts 2-1H	Cove Creek	Faulkner	1625	1974	1854		1942	49
37	Oswald 1-26H	Griffin Mountain	Conway	800	800	519		505	47
38	Crow 1-28H	Scotland	Van Buren	2553	2553	1521		1454	45
39	Crow 2-28H	Scotland	Van Buren	1995	2421	1956		1805	42
40	Boy Scout 3-1H	Cove Creek	Faulkner	1089	1089	610		578	34
41	Flowers 2-3H	South Rainbow	Conway	1950	2411	2043		2002	34
42	Bryant 1-32H	South Rainbow	Conway	1687	1893	1671		1710	33
43	Waggoner 2-33H	Griffin Mountain	Conway	1017	1017			993	24
44	Knowles 2-26H	Gravel Hill	Van Buren	2753	2753			2595	18
45	Boy Scouts 1-9H	Cove Creek	Conway	659	663			623	16
46	Boy Scouts 3-2H	Cove Creek	Faulkner	2423	2423			2112	10
47	Boy Scouts 2-2H	Cove Creek	Faulkner	2705	2705			2498	6
48	Sneed 1-1 H	New Quitman	Faulkner	865	865			722	5
49	Boy Scouts 2-9H	Cove Creek	Conway	1338	1338			1295	3
	Averages			**1650**	**1905**	**1548**	**1366**	**1211**	**98**

Note: Excludes Hildreth 2-36H well which was longitudinally-fracture stimulated with 3 stages stimulated.

Costs of the company's recently completed slickwater horizontal wells have averaged approximately $2.2 million per well. Southwestern has been able to mitigate a portion of the rising service costs through the utilization of its surface hole drilling program and increased efficiencies from its new fit-for-purpose drilling rigs. The company's average horizontal well has a vertical depth of 3,700 feet and lateral length of 2,350 feet, and has recently taken 10 to 15 days on average to drill the horizontal section of the hole.

Horizontal wells recently completed using improved fracture stimulation techniques are displaying shallower initial decline rates, potentially pointing toward higher estimated ultimate recoveries. The graph below provides normalized average daily production data through October 19, 2006, for the company's horizontal wells using improved fracture stimulation techniques compared to typecurves from the company's reservoir simulation shale gas model.



Note: Data as of October 19, 2006
Excludes Hildreth 2-36H well which was longitudinally-fracture stimulated with 3 stages stimulated.

As of October 19, 2006, Southwestern had 14 drilling rigs running in its Fayetteville Shale play area, 12 of which are capable of drilling horizontal wells and two smaller rigs that are used to drill the vertical section of the horizontal wells. The company expects five rigs to be delivered in the fourth quarter for a total of 19 rigs drilling in the play by year-end 2006, 15 of which will be able to drill horizontal wells.

In the second quarter of 2006, the company extended the play approximately 20 miles to the east with the drilling of the Hefley #1-12-H well located in White County. This well was placed on production at approximately 1.6 MMcf per day in late-August. In the third quarter, Southwestern successfully completed its first well in its Mako pilot area located approximately six miles northwest of the Hefley well. The Johnson #1-16-H well encountered 486 feet of gross Fayetteville Shale pay and is currently flowing back after being fracture stimulated last week. The company also extended the productive area of the play during the third quarter approximately six miles to the northeast with its Nicholson #1-16-H well located in its Hammerhead pilot area. The Nicholson well encountered 562 feet of gross Fayetteville Shale play and is scheduled to be fracture stimulated next week.

During the third quarter, the Arkansas Oil and Gas Commission approved statewide field rules in the Fayetteville Shale, the Moorefield Shale and the Chattanooga Shale as "unconventional sources of supply." Under the statewide rules each drilling unit would consist of a governmental section of approximately 640 acres and operators would be permitted to drill up to 16 wells per drilling unit for each unconventional source of supply. Based on the assumptions contained in the field rule applications for these fields, Southwestern estimated the expected drainage from its horizontal wells to be less than 80 acres per well based on existing microseismic data and reservoir simulation modeling. At October 19, 2006, the company held a total of approximately 887,000 net acres in the play area (including approximately 125,000 net acres held by conventional production). By the

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end of 2006, Southwestern expects to have effectively tested a substantial portion of its Fayetteville Shale acreage.

In February 2006, Southwestern announced that it had tested gas production from two vertical wells in the deeper Moorefield and Chattanooga Shales in the play area. Southwestern's first horizontal test of the Moorefield, the Carter #2-35-H well in its East Cutthroat pilot area, was drilled during the third quarter and encountered 221 feet of gross Fayetteville Shale pay and an estimated 85 feet of gross Moorefield Shale pay based upon the offsetting vertical well. This well is currently being completed in the Moorefield Shale. Southwestern currently holds approximately 130,000 net undeveloped acres that could be prospective in the Moorefield Shale. The company is also continuing to evaluate the possible future development of the Chattanooga Shale with horizontal wells.

Conventional Arkoma Program - Southwestern invested approximately $68.9 million and spudded 56 wells in the first nine months of 2006 in its conventional Arkoma Basin program. The company currently has five rigs running in the conventional Arkoma Basin, all of which are drilling at its Ranger Anticline area in Yell and Logan Counties, Arkansas. The company has completed 11 wells at Ranger during the first nine months of 2006, including potentially the company's best well in the area, the Smith #1-12, which was completed during the third quarter and is currently producing 5.5 MMcf per day after being on production for 64 days. Southwestern plans to drill between 45 and 55 wells at Ranger in 2006.

In the company's Midway exploration area in Logan County, Arkansas, a total of five wells have been drilled to date. Of those, two wells are producing and three wells are either being completed or waiting on pipeline. The company holds approximately 28,650 gross acres in the Midway exploration area.

East Texas - Southwestern invested approximately $151.1 million in East Texas and spudded 61 wells during the first nine months of 2006. Of these 61 wells, 54 were at its Overton Field and seven were located in the company's Angelina River Trend area. The company currently has four rigs drilling at Overton with an additional rig in the Angelina River Trend, and expects to bring two company-owned drilling rigs into East Texas by the end of 2006. The company continues to maintain a 100% success rate at both Overton and Angelina, and expects to drill a total of 85 wells in East Texas in 2006. Of those 85 wells, 68 wells are planned at Overton and 17 wells are planned at Angelina.

Permian Basin - Southwestern is performing completion operations on its first two wells in the emerging Barnett Shale play in the Permian Basin of West Texas, where it holds approximately 50,000 net acres. The State Street State #701 vertical well located in the company's Popeye Prospect is currently shut-in for a pressure build-up test after testing non-commercial quantities of gas. The Dela Minerals 3 State #701 vertical well in the company's deeper Coronado Prospect is currently being completed and preliminarily tested at an estimated rate of 2.1 MMcf per day over a shortened test period.

South Louisiana - In early October, Southwestern signed a purchase and sale agreement to divest its South Louisiana producing properties for an estimated $14.0 million, subject to customary closing adjustments. Southwestern expects the transaction to be closed during

the fourth quarter. At year-end 2005, the properties had proved reserves of approximately 9.0 Bcfe. The company expects that the impact on its total production from the sale of these properties will be approximately 0.2 Bcfe during the fourth quarter of 2006.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts:	**Greg D. Kerley** **Executive Vice President** **and Chief Financial Officer** **(281) 618-4803**	**Brad D. Sylvester, CFA** **Manager, Investor Relations** **(281) 618-4897**

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that address activities, outcomes and other matters that should or may occur in the future, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for the company's future operations, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The company has no obligation and makes no undertaking to publicly update or revise any forward-looking statements. You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect the company's operations, markets, products, services and prices and cause its actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause the company's actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the availability of oil field personnel, services, drilling rigs and other equipment, including pressure pumping equipment and crews in the Arkoma Basin; the timing and extent of changes in commodity prices for natural gas and oil; the timing and extent of the company's success in discovering, developing, producing and estimating reserves; the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays; the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position; the extent of the company's success in drilling and completing horizontal wells; the company's ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation; the company's lack of experience owning and operating drilling rigs; the company's ability to fund its planned capital expenditures; future property acquisition or divestiture activities; the effects of weather and regulation on the company's gas distribution segment; increased competition; the impact of federal, state and local government regulation; the financial impact of accounting regulations and critical

accounting policies; changing market conditions and prices (including regional basis differentials); the comparative cost of alternative fuels; conditions in capital markets and changes in interest rates; and any other factors listed in the reports we have filed and may file with the Securities and Exchange Commission (SEC). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #



Southwestern Energy Company

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES
THIRD QUARTER 2006 RESULTS

Houston, Texas – October 23, 2006..Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the third quarter of 2006. Highlights include:

- Natural gas and crude oil production of 19.3 Bcfe, up 19% over the same period in 2005
- Record net cash provided by operating activities before changes in operating assets and liabilities (a non-GAAP measure reconciled below) of $95.2 million, up 19% from the same period in 2005

For the third quarter of 2006, Southwestern reported net income of $33.5 million, or $0.20 per diluted share, compared to $39.5 million, or $0.26* per diluted share, for the same period in 2005. In the third quarter of 2005, earnings included the net effect of a pre-tax gain of $8.7 million, or $0.04* per diluted share, relating to gains on future basis hedges that do not qualify for hedge accounting, partially offset by a loss associated with hedge ineffectiveness. Net cash provided by operating activities before changes in operating assets and liabilities (non-GAAP; see reconciliation below), was $95.2 million in the third quarter of 2006, up from $80.3 million in the same period of 2005. During the third quarter, the positive effect on the company's earnings of increased production volumes was offset by declines in realized commodity prices and increases in operating costs.

"As our drilling programs in East Texas and the conventional Arkoma Basin have continued their solid performance, our activities in the Fayetteville Shale play are expanding," stated Harold M. Korell, President and Chief Executive Officer of Southwestern. "We currently have 14 rigs running in the play area, and have tested four new pilot areas that provide additional data confirming the viability of an even larger portion of our sizeable acreage position. We also continue to be encouraged by the production performance of our horizontal wells. Despite the recent retreat in commodity prices, we remain positive about the long-term outlook for natural gas and believe that the low gas prices we experienced during the third quarter are not sustainable over an extended period of time."

Net income for the nine months ended September 30, 2006 was $128.9 million, or $0.75 per diluted share, up 30% from $98.9 million, or $0.65* per diluted share, for the same period in 2005. Net cash provided by operating activities before changes in operating assets and liabilities was $304.8 million for the first nine months of 2006, up 39% from $219.0 million for the same period in 2005.

---

* Adjusted to reflect the company's two-for-one stock split effective in November 2005.

Third Quarter 2006 Financial Results

E&P Segment - Operating income from the company's E&P segment was $56.3 million for the three months ended September 30, 2006, down from $68.9 million for the same period in 2005. The increase in revenues resulting from the growth in production volumes was more than offset by increased operating costs and lower natural gas prices.

Southwestern's natural gas and crude oil production totaled 19.3 Bcfe for the three months ended September 30, 2006, up 19% from 16.2 Bcfe in the third quarter of 2005. The increase resulted primarily from increased production from the Fayetteville Shale play. Net production from the Fayetteville Shale was 3.8 Bcf in the third quarter of 2006, compared to 1.8 Bcf in the second quarter of 2006 and 0.7 Bcf in the third quarter of 2005. With 14 rigs currently drilling in the Fayetteville Shale play, at October 19, 2006, the company has built its inventory of wells waiting on completion to 27 compared to 12 at July 31, 2006. Southwestern currently has two completion crews operating in the area and has entered into supply arrangements with strategic partners to have up to five crews in the area by the end of the first quarter of 2007.

Southwestern's average realized gas price was $6.23 per Mcf, including the effect of hedges, in the third quarter of 2006, compared to $6.98 per Mcf in the third quarter of 2005. The company's commodity hedging activities increased its average gas price $0.19 per Mcf during the third quarter of 2006, compared to a decrease of $0.91 per Mcf in the third quarter of 2005. For the fourth quarter, the company has hedged approximately 60% to 65% of its expected gas production.

Assuming current NYMEX natural gas futures prices for the remainder of 2006, the company expects the average price received for its gas production for the fourth quarter of 2006 to be approximately $0.45 to $0.55 per Mcf below the NYMEX Henry Hub price.

Southwestern's average realized oil price was $62.78 per barrel, including the effect of hedges, during the third quarter of 2006, compared to $47.23 per barrel in the third quarter of 2005. The company's hedging activities decreased its average oil price $5.53 per barrel during the third quarter of 2006 and $13.84 per barrel during the same period in 2005. For the fourth quarter, the company has hedged approximately 15% to 20% of its expected crude oil production.

Lease operating expenses per unit of production for the company's E&P segment increased to $0.68 per Mcfe in the third quarter of 2006, compared to $0.51 per Mcfe in the same period in 2005, primarily as a result of increases in gathering and compression costs. The majority of the increases primarily relate to the company's operations in the Fayetteville Shale play.

General and administrative expenses per unit of production for the company's E&P segment were $0.54 per Mcfe during the third quarter of 2006, up from $0.42 per Mcfe for the same period in 2005, primarily due to increased compensation and other costs associated with increased staffing levels required to meet the demands of the company's expanding E&P operations, primarily related to developing the Fayetteville Shale play. Southwestern added 145 new employees during the third quarter of 2006, most of whom were hired in the company's E&P segment.

Taxes other than income taxes per unit of production were $0.32 per Mcfe during the third quarter of 2006, compared to $0.40 per Mcfe for the same period in 2005. The company's full cost pool amortization rate increased to $1.97 per Mcfe in the third quarter of 2006, compared to $1.44 per Mcfe for the same period in 2005, primarily due to increased finding and development costs. The timing and amount of production and reserve additions attributed to the company's Fayetteville Shale play could materially impact the company's per unit costs going forward.

Midstream Services - Operating income for the company's midstream services segment, which is comprised of natural gas marketing and gathering activities, was $1.3 million for the three months ended September 30, 2006, compared to $1.5 million in the same period in 2005.

Natural Gas Distribution Segment - The company's utility segment recorded a seasonal operating loss of $4.5 million for the three months ended September 30, 2006, compared to an operating loss of $3.2 million for the same period in 2005. The decrease in operating income for this segment was primarily due to increased operating costs and higher general and administrative expenses, partially offset by the effects of a $4.6 million annual rate increase effective October 31, 2005.

On September 25, 2006, Arkansas Western Gas Company (AWG) filed with the Arkansas Public Service Commission (APSC) a request for a change in its general rates and tariffs that would increase AWG's annual operating revenue by $13.1 million. The APSC has 10 months to review the filing, audit AWG's records, hold hearings and make a decision on the request. If the increase is approved, the rates are expected to take effect in July, 2007.

First Nine Months of 2006 Financial Results

E&P Segment - Operating income for the E&P segment was $186.6 million during the first nine months of 2006, compared to $165.2 million during the first nine months of 2005. The increase was primarily due to a 14% increase in production volumes combined with higher realized oil and gas prices.

Gas and oil production increased to 51.6 Bcfe for the nine months ended September 30, 2006, as compared to 45.2 Bcfe for the same period in 2005. The increase resulted primarily from increased production from the company's Fayetteville Shale play. Net production from the Fayetteville Shale was 6.3 Bcf in the first nine months of 2006, compared to 1.3 Bcfe for the same period in 2005. The company has lowered its production guidance for the fourth quarter of 2006 to a range of 20.4 Bcfe to 21.4 Bcfe and its full year guidance to a range of 72.0 to 73.0 Bcfe to reflect the current shortage of pressure pumping equipment and crews in the Arkoma Basin and the pending sale of the company's South Louisiana properties. The revised guidance represents an increase of 18% to 20% compared to 2005. Southwestern's average realized gas price was $6.73 per Mcf, including the effect of hedges, in the first nine months of 2006 compared to $6.16 per Mcf during the same period in 2005. The company's hedging activities increased the average gas price realized during the first nine months of 2006 by $0.17 per Mcf, compared to a decrease of $0.58 per Mcf during the same period in 2005. Southwestern's average realized oil price was $60.24 per barrel for the first nine months of 2006, compared to $42.29 per barrel during the same period in 2005. The average realized oil prices for the first nine months of

2006 and 2005 were reduced by $5.07 per barrel and $11.07 per barrel, respectively, due to the effects of the company's hedging activities.

Disregarding the impact of hedges, the average price received for the company's gas production during the first nine months of 2006 was approximately $0.89 per Mcf lower than average NYMEX spot prices, compared to the average for the prior year period of approximately $0.42 per Mcf. The change between periods was due to widening of the locational differences in the company's market prices for natural gas.

Lease operating expenses per unit of production for the company's E&P segment were $0.62 per Mcfe during the first nine months of 2006, up from $0.46 per Mcfe during the same period in 2005 as a result of increases in gathering and compression costs primarily related to the company's operations in the Fayetteville Shale play. Based on projected production, the company currently expects its unit operating costs for 2006 to range between $0.65 and $0.70 per Mcfe.

General and administrative expenses per unit of production were $0.56 per Mcfe during the first nine months of 2006, compared to $0.40 per Mcfe in the same period in 2005, primarily due to increased compensation and other costs associated with increased staffing levels to meet the demands of the company's expanding E&P operations, primarily related to developing the Fayetteville Shale play. Southwestern added 389 new employees during the nine months ended September 30, 2006, most of which were hired in the company's E&P segment. Approximately 300 to 325 of the total new hires during 2006 are expected to be employed by Southwestern's new drilling company. Southwestern currently expects its per unit G&A expense for 2006 to range between $0.50 and $0.55 per Mcfe.

Taxes other than income taxes per unit of production were $0.34 per Mcfe during the first nine months of 2006, compared to $0.35 per Mcfe during the same period in 2005. The company's full cost pool amortization rate increased to $1.79 per Mcfe in the first nine months of 2006, compared to $1.37 per Mcfe for the same period in 2005, primarily due to increased finding and development costs. The company's amortization rate can vary from this estimate due to changes in the level of oil and gas reserves, production rates, costs associated with developing reserves, services costs and changes in the levels of unevaluated costs. Additionally, Southwestern's finding and development costs during 2006 are expected to be impacted by the timing and amount of the company's reserve bookings related to the Fayetteville Shale play.

Midstream Services - Operating income for the company's natural gas marketing activities was $3.1 million during the first nine months of 2006, compared to $3.5 million in the same period in 2005. The decrease in operating income was primarily the result of increased staffing and operating costs associated with the company's gathering activities related to the Fayetteville Shale play.

Natural Gas Distribution Segment - Operating income for Southwestern's utility was $1.3 million during the first nine months of 2006, down from $1.9 million during the first nine months of 2005. The decrease in operating income for this segment resulted primarily from warmer weather, increased operating costs and higher general and administrative expenses, partially offset by the effects of a rate increase implemented in October 2005. Weather during the first nine months of 2006 was 21% warmer than normal and 11% warmer than the same period in 2005.

Explanation and Reconciliation of Non-GAAP Financial Measures

Net cash provided by operating activities before changes in operating assets and liabilities is presented because of its acceptance as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt. The company has also included this information because changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the company may not control and may not relate to the period in which the operating activities occurred. Net cash provided by operating activities before changes in operating assets and liabilities should not be considered in isolation or as a substitute for net cash provided by operating activities prepared in accordance with generally accepted accounting principles. The table below reconciles net cash provided by operating activities before changes in operating assets and liabilities with net cash provided by operating activities as derived from the company's financial information.

	3 Months Ended September 30,		9 Months Ended September 30,	
	2006	2005	2006	2005
	(in thousands)			
Net cash provided by operating activities before changes in operating assets and liabilities	$ 95,182	$ 80,322	$ 304,847	$ 219,003
Add back (deduct):				
Change in operating assets and liabilities	6,903	(28,891)	26,289	(3,181)
Net cash provided by operating activities	$ 102,085	$ 51,431	$ 331,136	$ 215,822

Southwestern will host a teleconference call on Tuesday, October 24, 2006, at 12:00 p.m. Eastern to discuss the company's third quarter 2006 financial and operating results. The toll-free number to call is 800-289-0496 and the reservation number is 1068984. The teleconference can also be heard "live" on the Internet at http://www.swn.com.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, and natural gas gathering, marketing and distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: Greg D. Kerley   Brad D. Sylvester, CFA
**   Executive Vice President   Manager, Investor Relations**
**   and Chief Financial Officer   (281) 618-4897**
**   (281) 618-4803**

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that address activities, outcomes and other matters that should or may occur in the future, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for the company's future operations, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The company has no obligation and makes no undertaking to publicly update or revise any forward-looking statements. You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect the company's operations, markets, products, services and prices and cause its actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause the company's actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the availability of oil field personnel, services, drilling rigs and other equipment, including pressure pumping equipment and crews in the Arkoma Basin; the timing and extent of changes in commodity prices for natural gas and oil; the timing and extent of the company's success in discovering, developing, producing and estimating reserves; the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays; the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position; the extent of the company's success in drilling and completing horizontal wells; the company's ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation; the company's lack of experience owning and operating drilling rigs; the company's ability to fund its planned capital expenditures; future property acquisition or divestiture activities; the effects of weather and regulation on the company's gas distribution segment; increased competition; the impact of federal, state and local government regulation; the financial impact of accounting regulations and critical accounting policies; changing market conditions and prices (including regional basis differentials); the comparative cost of alternative fuels; conditions in capital markets and changes in interest rates; and any other factors listed in the reports we have filed and may file with the Securities and Exchange Commission (SEC). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Summary Follows
# # #

OPERATING STATISTICS (Unaudited)

Southwestern Energy Company and Subsidiaries

	Three Months		Nine Months	
Periods Ended September 30	**2006**	2005	**2006**	2005
Exploration & Production				
Production				
Gas production (MMcf)	**18,175**	15,030	**48,415**	41,989
Oil production (MBbls)	**180**	200	**527**	543
Total equivalent production (MMcfe)	**19,255**	16,227	**51,577**	45,246
Commodity Prices				
Average realized gas price per Mcf	**$6.23**	$6.98	**$6.73**	$6.16
Average realized oil price per Bbl	**$62.78**	$47.23	**$60.24**	$42.29
Operating Expenses per Mcfe				
Lease operating expenses	**$0.68**	$0.51	**$0.62**	$0.46
General & administrative expenses	**$0.54**	$0.42	**$0.56**	$0.40
Taxes, other than income taxes	**$0.32**	$0.40	**$0.34**	$0.35
Full cost pool amortization	**$1.97**	$1.44	**$1.79**	$1.37
Marketing				
Gas volumes marketed (MMcf)	**20,072**	17,114	**50,485**	46,500
Gas Distribution				
Deliveries (Bcf)				
Sales and end-use transportation	**3.0**	3.0	**14.9**	16.0
Number of customers at period end	**145,987**	142,642	**145,987**	142,642
Average sales rate per Mcf	**$14.21**	$15.85	**$13.11**	$10.63
Heating weather - degree days	**55**	14	**2,005**	2,231
- percent of normal	**117%**	33%	**79%**	90%

STATEMENTS OF OPERATIONS (Unaudited)

Southwestern Energy Company and Subsidiaries

Periods Ended September 30	Three Months		Nine Months	
	2006	2005	**2006**	2005
	(in thousands, except share/per share amounts)			
Operating Revenues				
Gas sales	$ **121,515**	$ 118,466	$ **409,883**	$ 337,929
Gas marketing	**33,261**	32,822	**98,277**	87,572
Oil sales	**11,305**	9,415	**31,749**	22,954
Gas transportation and other	**2,313**	1,424	**9,186**	7,188
	168,394	162,127	**549,095**	455,643
Operating Costs and Expenses				
Gas purchases - gas distribution	**2,174**	5,971	**50,994**	44,872
Gas purchases - midstream services	**31,314**	30,770	**91,474**	82,900
Operating expenses	**17,360**	13,980	**47,828**	38,326
General and administrative expenses	**16,947**	11,437	**46,738**	32,048
Depreciation, depletion and amortization	**40,459**	25,527	**100,512**	68,783
Taxes, other than income taxes	**7,022**	7,241	**20,333**	18,106
	115,276	94,926	**357,879**	285,035
Operating Income	**53,118**	67,201	**191,216**	170,608
Interest Expense				
Interest on long-term debt	**2,871**	6,047	**7,690**	16,211
Other interest charges	**400**	293	**1,043**	961
Interest capitalized	**(3,051)**	(1,629)	**(8,232)**	(3,268)
	220	4,711	**501**	13,904
Other Income	**1,217**	427	**17,674**	626
Income Before Income Taxes and Minority Interest	**54,115**	62,917	**208,389**	157,330
Minority Interest in Partnership	**(120)**	(477)	**(525)**	(885)
Income Before Income Taxes	**53,995**	62,440	**207,864**	156,445
Provision for Income Taxes - Deferred	**20,518**	22,971	**78,988**	57,541
Net Income	$ **33,477**	$ 39,469	$ **128,876**	$ 98,904
Earnings Per Share:				
Basic	**$0.20**	$0.27 [1]	**$0.77**	$0.68 [1]
Diluted	**$0.20**	$0.26 [1]	**$0.75**	$0.65 [1]
Weighted Average Common Shares Outstanding:				
Basic	**167,514,249**	148,192,648 [1]	**167,114,831**	145,895,536 [1]
Diluted	**171,578,104**	153,664,600 [1]	**171,140,513**	151,311,240 [1]

[1] Restated to reflect two-for-one stock split effected on November 17, 2005.

BALANCE SHEETS (Unaudited)

Southwestern Energy Company and Subsidiaries

September 30	2006	2005
	(in thousands)	
ASSETS		
Current Assets	$ 246,808	$ 617,655
Investments	-	15,820
Property, Plant and Equipment, at cost	2,865,663	2,100,737
Less: Accumulated depreciation, depletion and amortization	975,781	845,145
	1,889,882	1,255,592
Other Assets	43,853	19,318
	$ 2,180,543	$ 1,908,385
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities	$ 257,768	$ 474,217
Long-Term Debt	137,200	100,000
Deferred Income Taxes	359,189	224,644
Long-term Hedging Liability	7,909	90,642
Other Liabilities	29,469	18,624
Commitments and Contingencies		
Minority Interest in Partnership	11,383	12,243
Shareholders' Equity		
Common stock, $.01 par value in 2006, $.10 par value in 2005; authorized 540,000,000 shares in 2006 and 220,000,000 shares in 2005, issued 168,452,336 shares	1,684	16,845 [1]
Additional paid-in capital	731,134	703,276 [1]
Retained earnings	627,097	449,365
Accumulated other comprehensive income (loss)	18,289	(172,147)
Common stock in treasury, at cost, 207,196 shares at September 30, 2006 and 1,723,784[1] at September 30, 2005	(579)	(4,801)
Unamortized cost of restricted shares issued under stock incentive plan, 1,228,914[1] shares at September 30, 2005	-	(4,523)
	1,377,625	988,015
	$ 2,180,543	$ 1,908,385

[1] 2005 restated to reflect a two-for-one stock split effected on November 17, 2005.

STATEMENTS OF CASH FLOWS (Unaudited)

Southwestern Energy Company and Subsidiaries

	Nine Months	
Periods Ended September 30	**2006**	2005
	(in thousands)	
Cash Flows From Operating Activities		
Net income	**$ 128,876**	$ 98,904
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, depletion and amortization	**101,425**	70,651
Deferred income taxes	**78,988**	57,541
Unrealized (gain) loss on derivatives	**3,542**	(9,271)
Stock-based compensation expense	**4,034**	1,148
Gain on sale of investment in partnership	**(10,863)**	-
Equity in income of NOARK partnership	**(925)**	(354)
Minority interest in partnership	**(230)**	384
Change in operating assets and liabilities	**26,289**	(3,181)
Net cash provided by operating activities	**331,136**	215,822
Cash Flows From Investing Activities		
Capital expenditures	**(603,410)**	(317,375)
Proceeds from sale of investment in partnership and other property	**79,655**	1,040
Other items	**880**	(448)
Net cash used in investing activities	**(522,875)**	(316,783)
Cash Flows From Financing Activities		
Net proceeds from equity offering	**-**	579,956
Debt retirement	**(600)**	-
Payments on revolving long-term debt	**-**	(563,800)
Borrowings under revolving long-term debt	**-**	463,800
Debt issuance costs	**-**	(1,180)
Tax benefit for stock-based compensation	**7,447**	-
Change in bank drafts outstanding	**11,768**	4,974
Proceeds from exercise of common stock options	**2,540**	4,177
Net cash provided by financing activities	**21,155**	487,927
Increase (decrease) in cash and cash equivalents	**(170,584)**	386,966
Cash and cash equivalents at beginning of year	**223,705**	1,235
Cash and cash equivalents at end of period	**$ 53,121**	$ 388,201

SEGMENT INFORMATION (Unaudited)

Southwestern Energy Company and Subsidiaries

	Exploration & Production	Gas Distribution	Midstream Services & Other	Eliminations	Total
			(in thousands)		
Quarter Ending September 30, 2006					
Revenues	$ 124,772	$ 18,295	$ 125,438	$ (100,111)	$ 168,394
Gas purchases	-	9,128	120,572	(96,212)	33,488
Operating expenses	13,051	6,357	1,720	(3,768)	17,360
General & administrative expenses	10,428	5,162	1,488	(131)	16,947
Depreciation, depletion & amortization	38,792	1,470	197	-	40,459
Taxes, other than income taxes	6,175	708	139	-	7,022
Operating Income (Loss)	$ 56,326	$ (4,530)	$ 1,322	$ -	$ 53,118
Capital Investments [1]	$ 233,688	$ 2,777	$ 21,980	$ -	$ 258,445
Quarter Ending September 30, 2005					
Revenues	$ 114,269	$ 20,266	$ 133,724	$ (106,132)	$ 162,127
Gas purchases	-	11,154	131,343	(105,756)	36,741
Operating expenses	8,225	5,988	6	(239)	13,980
General & administrative expenses	6,817	3,992	765	(137)	11,437
Depreciation, depletion & amortization	23,813	1,681	33	-	25,527
Taxes, other than income taxes	6,553	652	36	-	7,241
Operating Income (Loss)	$ 68,861	$ (3,201)	$ 1,541	$ -	$ 67,201
Capital Investments [1]	$ 145,961 [1]	$ 3,042	$ 5,222	$ -	$ 154,225
Nine Months Ending September 30, 2006					
Revenues	$ 360,245	$ 119,140	$ 337,797	$ (268,087)	$ 549,095
Gas purchases	-	77,257	325,957	(260,746)	142,468
Operating expenses	31,934	19,396	3,413	(6,915)	47,828
General & administrative expenses	28,733	14,386	4,045	(426)	46,738
Depreciation, depletion & amortization	95,225	4,636	651	-	100,512
Taxes, other than income taxes	17,747	2,180	406	-	20,333
Operating Income	$ 186,606	$ 1,285	$ 3,325	$ -	$ 191,216
Capital Investments [1]	$ 577,905	$ 9,108	$ 45,109	$ -	$ 632,122
Nine Months Ending September 30, 2005					
Revenues	$ 283,852	$ 107,450	$ 305,315	$ (240,974)	$ 455,643
Gas purchases	-	67,886	300,090	(240,204)	127,772
Operating expenses	20,939	17,746	6	(365)	38,326
General & administrative expenses	18,160	12,821	1,472	(405)	32,048
Depreciation, depletion & amortization	63,613	5,068	102	-	68,783
Taxes, other than income taxes	15,949	2,044	113	-	18,106
Operating Income	$ 165,191	$ 1,885	$ 3,532	$ -	$ 170,608
Capital Investments [1]	$ 323,337 [1]	$ 7,825	$ 9,746	$ -	$ 340,908

(1) Capital expenditures include $11.5 million and $26.8 million for the three and nine month periods ended September 30, 2006, respectively, and $14.2 million and $24.8 million for the three and nine month periods ended September 30, 2005, respectively, relating to the change in accrued expenditures between periods.